Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated November 6, 2013

Relating to Preliminary Prospectus dated November 4, 2013

Registration No. 333-191890

TETRAPHASE PHARMACEUTICALS, INC.

4,500,000 Shares

Common Stock

This free writing prospectus relates only to the shares of common stock described below and should be read together with the preliminary prospectus dated November 4, 2013 (the “Preliminary Prospectus”) included in Amendment No. 1 to the Registration Statement on Form S-1 (Registration No. 333-191890) (the “Registration Statement”) relating to these shares. The following information supplements and updates the information contained in the Preliminary Prospectus. To review a filed copy of Amendment No. 1 to the Registration Statement, click on the following link:

http://www.sec.gov/Archives/edgar/data/1373707/000119312513424016/d509968ds1a.htm

Common stock offered by Tetraphase	4,500,000 shares (excluding an option of the underwriters to purchase up to 675,000 additional shares)

Common stock to be outstanding after this offering	25,176,298 shares (25,851,298 shares in the event the underwriters elect to exercise their option to purchase additional shares from us in full)

Public offering price	$10.00 per share

Trade date	November 7, 2013

Closing date	November 13, 2013

Use of proceeds	We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $41.7 million, or approximately $48.0 million if the underwriters exercise their option to purchase additional shares from us in full. We plan to use the net proceeds from this offering to fund our pivotal Phase 3 program for eravacycline for the treatment of complicated intra-abdominal infections and complicated urinary tract infections, including the submission of an NDA for eravacycline and for working capital and other general corporate purposes.

As adjusted balance sheet data	Based on the public offering price of $10.00 per share, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us in connection with this offering, as of June 30, 2013, on an as adjusted basis, cash and cash equivalents would have been approximately $118.9 million, working capital would have been approximately $111.7 million, total assets would have been approximately $122.9 million and total stockholders’ equity would have been approximately $104.3 million.

As adjusted capitalization	Based on the public offering price of $10.00 per share, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us in connection with this offering, as of June 30, 2013, on an as adjusted basis, cash and cash equivalents would have been approximately $118.9 million, additional paid-in capital would have been approximately $202.6 million, total stockholders’ equity would have been approximately $104.3 million and total capitalization would have been approximately $112.0 million.

Dilution	After giving effect to the issuance and sale of 4,500,000 shares of our common stock in this offering at a public offering price of $10.00 per share, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, our as adjusted net tangible book value as of June 30, 2013 would have been $104.3 million, or $4.14 per share. This represents an immediate increase in net tangible book value to existing stockholders of $1.11 per share. New investors who purchase shares of common stock in this offering will suffer an immediate dilution of their investment of $5.86 per share. If the underwriters exercise their option to purchase additional shares in full, the as adjusted net tangible book value will increase to $4.28 per share, representing an immediate increase to existing stockholders of $1.25 per share and an immediate dilution of $5.72 per share to new investors.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting BMO Capital Markets Corp. at 3 Times Square, 27th Floor, New York, NY 10036, Attention: Equity Syndicate Department, by telephone at (800) 414-3627 or by email to bmoprospectus@bmo.com or by contacting Stifel, Nicolaus & Company, Attention: Syndicate, One Montgomery Street, Suite 3700, San Francisco, California 94104, or by calling (415) 364-2500.

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